EXHIBIT 99.2: PRESS RELEASE
LDK Solar Reports Financial Results for the First Quarter 2008
Xinyu City, China and Sunnyvale, California, May 12, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today reported its unaudited financial results for the first quarter ended March 31, 2008.
All financial results are reported in U.S. dollars on a U.S. GAAP basis.
First Quarter 2008 Financial Highlights:
•	Revenue of $233.4 million, up 21.1% quarter-over-quarter;

•	Signed 6 long-term wafer supply agreements since the beginning of the year; and

•	Total wafer shipments increased 27.6% to 119.2 MW in the first quarter.
Net sales for the first quarter of fiscal 2008 were $233.4 million, up 21.1% from $192.8 million for the fourth quarter of fiscal 2007, and up 218.0% year-over-year from $73.4 million for the first quarter of fiscal 2007.
Gross profit for the first quarter of fiscal 2008 was $64.6 million, up 11.2% from $58.0 million for the fourth quarter of fiscal 2007, and up 127.5% year-over-year from $28.4 million for the first quarter of fiscal 2007. Gross profit margin for the first quarter of fiscal 2008 was 27.7% compared with 30.1% in the fourth quarter of fiscal 2007 and 38.7% in the first quarter of fiscal 2007.
Income tax expense for the first quarter of fiscal 2008 was $8.5 million. One of our operating subsidiaries in the PRC, after the first two years of exemptions, is now subject to a tax rate of 12.5% under the new PRC Enterprise Income Tax Law.
Net income for the first quarter of fiscal 2008 was $49.8 million, or $0.45 per diluted ADS, compared to net income of $49.2 million, or $0.44 per diluted ADS for the fourth quarter of fiscal 2007.
LDK Solar ended the first quarter of fiscal 2008 with $93.7 million in cash and cash equivalents.
“The first quarter of 2008 marked the beginning of another strong year for LDK,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “We recorded strong revenue and higher than expected wafer shipments for the first quarter despite the snow storm we experienced in South China. The demand for our wafers remained high and we have signed six significant wafer supply agreements since the beginning of the year. We ended the quarter with an annualized wafer production capacity of 580 MW. In response to sales backlog we have, we decided to increase our target annualized capacity to 1.1 GW by the end of 2008 and 2.0 GW by the end of 2009.
“Regarding our polysilicon plant project, the construction remains on track for completion based on our previously announced schedule. With the recent funding we secured, in addition to our other financial resources, such as advances from customers, LDK is well positioned to pursue its aggressive growth strategy,” concluded Mr. Peng.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the second quarter of fiscal 2008, LDK Solar estimates its revenue to be in the range of $278 million to $288 million with wafer shipments between 136 MW to 146 MW. LDK Solar also revised its outlook for the full year of fiscal 2008. For the full year of fiscal 2008, LDK Solar currently estimates:
•	Revenue to be in the range of $1.08 billion to $1.18 billion;

•	Wafer shipments in the range of 560 MW to 580 MW;

•	Gross margin in the range of 23% to 28%; and

•	Annualized wafer production capacity to be 1.1 GW by the end of 2008 and 2.0 GW by the end of 2009.

Conference Call Details
The LDK Solar First Quarter 2008 teleconference and webcast is scheduled to begin at 6:00 p.m. Eastern Time (ET), on Monday, May 12, 2008. To listen to the live conference call, please dial 800-240-2430 (within U.S.) or 303-262-2051 (outside U.S.) at 5:50 p.m. ET on May 12, 2008. An audio replay of the call will be available to investors through May 16, 2008, by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11113408#.
LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(in US$’000, except share and per share data)

	3/31/2008	12/31/2007
Assets
Current assets
Cash and cash equivalents	93,705	83,470
Pledged bank deposits	142,086	135,950
Trade accounts receivable, net	8,905	3,767
Inventories, net	519,594	349,997
Prepayments to suppliers	206,330	138,193
Other current assets	39,187	29,825
Deferred income tax assets	658	546

Total current assets	1,010,465	741,748
Property, plant and equipment, net	501,078	336,763
Deposit for property, plant and equipments	200,725	151,233
Intangible asset, net	1,109	1,096
Land use rights	64,612	29,259
Inventories to be processed beyond one year, net	21,401	29,981
Prepayments to suppliers to be utilized beyond one year	20,534	18,994
Pledged bank deposits — non-current	30,020	—
Other financial assets	2,794	525
Deferred income tax assets	368	387

Total assets	1,853,106	1,309,986

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	313,933	264,101
Trade accounts payable	37,465	18,032
Advance payments from customers	231,089	141,223
Accrued expenses and other payables	137,525	95,301
Income tax payable	4,466	—
Other financial liabilities	7,577	3,357

Total current liabilities	732,055	522,014
Long-term bank borrowings, excluding current portions	37,795	25,125
Advance payments from customers — non-current	301,313	67,554
Other liabilities	2,164	2,222

Total liabilities	1,073,327	616,915
Shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 106,478,033 and 106,044,700 shares issued and outstanding as of March 31, 2008 and December 31, 2007, respectively	10,648	10,604
Additional paid-in capital	494,358	486,253
Statutory reserve	18,697	18,697
Accumulated other comprehensive income	60,214	31,481
Retained earnings	195,862	146,036

Total shareholders’ equity	779,779	693,071

Total liabilities and shareholders’ equity	1,853,106	1,309,986

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LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(in US$’000, except per ADS data)

	Three Months Ended
	3/31/2008	12/31/2007
Net sales	233,399	192,769
Cost of goods sold	(168,831)	(134,729)

Gross profit	64,568	58,040
Selling expenses	(481)	(210)
General and administrative expenses	(11,185)	(9,503)
Research and development expenses	(371)	(1,653)

Total operating expenses	(12,037)	(11,366)

Income from operations	52,531	46,674
Other income/(expenses):
Interest income	1,326	1,967
Interest expense	(5,254)	(3,060)
Foreign currency exchange gain, net	5,339	1,479
Government subsidy	4,521	1,956
Others	(126)	—

Income before income tax	58,337	49,016
Income tax (expenses)/benefit	(8,511)	159

Net income available to ordinary shareholders	49,826	49,175

Net income per ADS, Diluted	$0.45	$0.44

About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. Its office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of its securities; its ability to operate as a public company; the period of time for which its current liquidity will enable it to fund its operations; its ability to protect its proprietary information; general economic and business conditions; the volatility of its operating results and financial condition; its ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry. These statements are based upon information available to LDK Solar’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties. This press release also contains forward looking statements about the progress of LDK Solar’s construction of its polysilicon plant. These statements are based on information available to its management today. Actual results may differ, including various factors which may delay or disrupt the plant’s construction and completion, including, poor weather, the risk of labor difficulties, construction difficulties or financing difficulties.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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